U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  September 30, 2000
                  -------------------

[ ]   Transition Report on Form 10-K       [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-K       [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------

         READ ATTACHED INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

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        Full Name of Registrant:    XATA Corporation
                                 -----------------------------------------------

        Former Name, if Applicable:
                                    --------------------------------------------

        Address of Principal Executive Office (Street and Number):

                  151 East Cliff Road, Suite 10
         -----------------------------------------------------------------------

        City, State and Zip Code

                  Burnsville, MN 55337
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PART II -- RULES 12b-5 (b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         A number of factors have resulted in significant delays in completion of the Company's audited financial statements. As a result, it will not be possible (given the Company's limited staff, described below) for the Company to timely file its report on Form 10-KSB for the fiscal year ended September 30, 2000. The factors contributing to the delinquency are:

         * resignation of the CFO two weeks prior to the end of the fiscal year, with no replacement to date;

         * new controller, who joined the Company part-time in May 2000, started full-time on September 1, 2000;

         * re-creation, post fiscal year end, of the detail accounting for new types of software development projects which were partially funded by outside sources;

         * re-evaluation, post fiscal year end and continuing until December 26, 2000, of various accounting issues, including the write-off of certain amounts of software development costs that had been capitalized in prior years and the recognition of deferred tax assets that could not be recognized at the prior year end.


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PART IV -- OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification:

                  Robert M. Featherstone        (952)             707-5646
                  --------------------------------------------------------------
                  (Name)                        (Area Code)   (Telephone Number)

         (2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)?

                                    [X] Yes         [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ] Yes         [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See explanation below:



                                XATA Corporation
            --------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:   December 27, 2000                    By    /s/ William P. Flies
     ----------------------------------         --------------------------------
                                                   William P. Flies CEO


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